Exhibit 99.5

		New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Samuel Dimon
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4037 tel 212 701 5037 fax samuel.dimon@davispolk.com

September 29, 2009

Deutsche Bank AG
60 Wall Street
New York, NY  10005

Ladies and Gentlemen:

We have acted as special tax counsel to Deutsche Bank AG (the “Bank”) in connection with the preparation and filing of product supplement AI, dated September 29, 2009, relating to Return Enhanced Notes Linked to Common Stock (the “Product Supplement”), which supplements a prospectus supplement dated September 29, 2009 for the Bank’s Global Notes, Series A, which in turn supplements a prospectus dated September 29, 2009 contained in the Company’s Registration Statement No. 333-162195 on Form F-3  (the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “U.S. Federal Income Tax Consequences” in the Product Supplement, subject to the conditions and limitations described therein, set forth the generally applicable material U.S. federal income tax considerations of ownership and disposition of the securities offered pursuant to the Product Supplement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the heading “U.S. Federal Income Tax Consequences” in the Product Supplement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP